Mail Stop 4561

March 31, 2009

Gregory Kent Plunkett
Chief Executive Officer
Salary.com, Inc.
195 West Street
Waltham, MA 02451

      Re: **Salary.com, Inc.**
               Form 10-K for Fiscal Year Ended March 31, 2008
               Filed June 13, 2008
               Form 10-Q for Fiscal Quarter Ended December 31, 2008
               Filed February 9, 2009
               File No. 001-33312

Dear Mr. Plunkett:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Part II

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 67

1.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are

effective. The rule, in addition to requiring that an issuer's disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," also requires that an issuer's disclosure controls and procedures be "designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

(c) Changes in Internal Controls Over Financial Reporting, page 68

2.   We note your disclosure that there were no "significant" changes in your internal controls over financial reporting during the quarter ended March 31, 2008 that would materially affect, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting identified that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This requirement is not restricted to "significant" changes. In your response letter, please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the significance of any such changes, and confirm you will revise your disclosures in future filings.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed July 29, 2008)

Compensation Discussion and Analysis

Comparative Compensation Analysis, page 22

3.   We note that in determining the compensation of your named executive officers, you rely in part on the compensation practices of a peer group of companies. You should discuss the criteria you used to select these companies. You should also

discuss the extent to which you considered the comparative performance of these peer companies, and, if you did consider the performance of these peer companies, how your performance compares to theirs.

Base Salary, page 23

4.   We note your disclosure regarding base salary where you state that you may adjust your named executives' base salary from time to time in accordance with certain criteria, including your financial performance. You should expand your disclosure to include discussion of the specific items of financial performance you take into account in making compensation decisions and setting compensation policy, and you should describe the particular considerations of the compensation committee in determining to raise salaries for the current fiscal year. See Item 402(b)(2)(v) of Regulation S-K.

Certain Relationships, page 36

5.   Exhibits 10.8, 10.8.1 and 10.8.2 contain agreements between your company, Mr. Gregory Kent Plunkett, your 5.53% shareholder, and Wianno Ventures, LLC. Please advise as to why you have not included descriptions of these agreements in your annual report on Form 10-K. See Item 404(a) of Regulation S-K.

Procedures for Approval of Related Party Transactions, page 36

6.   We note your disclosure that your audit committee reviews and approves in advance any proposed related person transactions. Please include in this disclosure a description of the policies and procedures for the review, approval, or ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K. See Item 404(b)(1) of Regulation S-K, and in particular Item 404(b)(1)(ii).

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Part I. Financial Information

Item 1. Financial Statements

Consolidated Statements of Operations, page 4

7.   We note that you now sell perpetual software licenses for the payroll solutions acquired from Genesys Software Systems, Inc. To the extent that product revenue is material, please tell us how you considered Rules 5-03(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

8.   It appears that your perpetual software license arrangements contain multiple
        elements. Please tell us how revenue is allocated to each element of the
        arrangement. Your response should discuss whether you determine VSOE for
        each element or for the undelivered elements only, as well as describe how VSOE
        is established. Please revise your disclosures in future filings to discuss your
        accounting for multiple element arrangements that include software.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 32

9.   In your discussion of cash used in operating activities you indicate that there was
        a slight deterioration in accounts receivable collections during the quarter.
        Further, we note that on your third quarter earnings call management indicated
        there was increased pressure on renewals, including customers seeking more
        flexible payment terms. Please tell us more about these flexible payment terms
        and tell us whether a change in existing payment terms has been granted or is
        expected. Additionally, please tell us how you considered disclosing this as a
        known trend or uncertainty with respect to the timing of cash collections pursuant
        to Section III.B.3 of SEC Release 33-8350.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant